Exhibit 12.01

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Dividends:

(In millions, except ratios)

	Nine months
	ended Sept.		Fiscal Years ended December 31,
	30, 2008		2007		2006		2005		2004	2003

Income (loss) from continuing operations before taxes on income	$1,579		$1,291		$961		$559		$(1,604)	$(876)
Adjustments:
Distributed income of equity investees	470		490		363		302		139	112
Amortization of capitalized interest	1		3		4		4		5	6
Fixed charges net of capitalized interest	62		104		97		130		151	171

Earnings (loss) before taxes and fixed charges as adjusted	$2,112		$1,888		$1,425		$995		$(1,309)	$(587)

Fixed charges:
Interest incurred (a)	$66		$96		$107		$132		$151	$153
Portion of rent expense which represents an appropriate interest factor (b)	14		25		25		22		18	22
Amortization of debt costs	2		2		2		3		4	5

Total fixed charges	82		123		134		157		173	180
Capitalized interest	(20)		(19)		(37)		(27)		(22)	(9)

Total fixed charges net of capitalized interest	$62		$104		$97		$130		$151	$171

Total fixed charges	$82		$123		$134		$157		$173	$180

Fixed charges and pre-tax preferred dividend requirement	$—		$—		$—		$—		$173	$180

Ratio of earnings to fixed charges	25.8	x	15.3	x	10.6	x	6.3	x	*	*

Ratio of earnings to combined fixed charges and preferred dividends	—		—		—		—		*	*

(a)	Interest expense includes amortization expense for capitalized interest and debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

*

Loss before taxes and fixed charges as adjusted were inadequate to cover total fixed charges by approximately $1,458 million and $650 million and inadequate to cover fixed charges and pre-tax preferred dividend requirement by approximately $1,458 million, $650 million at December 31, 2004, and 2003 respectively.